1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            ☐  Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No. 45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Mike Ma, Spokesperson
www.spil.com.tw	mikema@spil.com.tw
+886-4-25341525#7890

The board has agreed to initiate the evaluation on the ASE’s proposal to use a share swap, with cash as consideration, to acquire 100% of SPIL shares if the two conditions are met:

1.	ASE immediately ceases its second hostile tender offer

2.	Both parties start the negotiation based on mutually agreed foundations.

Announcement Entity: Siliconware Precision Industries Co., Ltd.

Announcement Date: 2015/12/28

Siliconware Precision Industries Co., Ltd. (TWSE: 2325, NASDAL: SPIL) (the “Company”) held a board meeting this morning to discuss the letter from Advance Semiconductor Engineering Inc. (“ASE”), dated December 14, 2015 (the “ASE Letter”), and has resolved to clarify and respond to the ASE Letter as follows:

1.	With regards to the ASE Letter’s accusations that the Company’s management has always held a hostile attitude towards ASE’s investment proposal and that the Company has not used a more reasonable attitude to carefully consider all the possibilities of cooperation with ASE, the Company hereby emphasize again that it has never opposed amicable industry consolidation that are beneficial for the development of the Taiwan semiconductor industry. On the contrary, the Company opposes hostile plundering takeovers, because it may possibly be detrimental to the Taiwan semiconductor industry. ASE was the party that commenced the hostile takeover, while the Company has never, from the beginning, maintained hostility towards ASE. However, the Company and ASE have not been able to communicate mainly because ASE has said it is making a financial investment but in fact has tried to seize management control instead. ASE has also completely ignored the Company’s repeated request for ASE to pledge not to interfere with management, resulting in a lack of trust between the parties.

2.	ASE has eventually publicly admitted and proposed on December 14 and December 22 that the acquisition of 100% of the shares of the Company and management control is ASE’s ultimate goal. If ASE immediately ceases its second hostile tender offer to demonstrate good will, the Company is willing to proceed with evaluation and negotiation of ASE’s proposal to use a share swap, with cash as consideration, to acquire 100% of the shares of the Company (the “ASE Acquisition Proposal”).

3.	Since the ASE Acquisition Proposal will materially impact the Company’s future operations, the Company’s board will need to take into consideration the best interests of employees, shareholders, and customers, as well as the future development of the Company and other facets when evaluating the proposal in its entirety. Therefore, it is necessary to collect sufficient information, clarify relevant questions, or engage experts to assist in the providing of opinions. Prior to further evaluation of the proposal, ASE is requested to provide concrete responses to the points below:

(1)	Protect the rights and interests of the Company’s Employees

ASE’s proposal requires that all of the Company’s shareholders receive cash and transfer their shares to ASE. In this case, the Company will need to delist, so how can the rights of the Company’s employees and management team after delisting be safeguarded? Can ASE please detail a concrete proposal for subsequent safeguarding of the rights of the Company’s employees.

(2)	Protect Shareholders’ Equity Interests

ASE proposes to uses NT$55 per share to acquire 100% of the Company’s equity interest. What is the basis for determining this price? When compared to the present price for a private placement that will not interfere with the Company’s management, ASE’s proposed price to acquire 100% of the Company’s equity interest and management control is actually comparably low. Can ASE please further explain on this, in order to facilitate the various parties’ evaluation on the reasonability of ASE’s proposed price.

(3)	Comply with the Anti-trust Laws in Main Markets Worldwide

ASE has to voluntarily notify its proposal to acquire 100% of the Company’s equity interests and management control with the competition regulatory authorities in global main markets and obtain the approvals.

The combination of both leading companies in the IC packaging and testing industry has already caused customers’ concerns that the combination will result in disorder of market competition and seriously impact industrial supply and the whole economic benefits.

The Company requests ASE to respond to the abovementioned concerns in written form to the Company by January 4, 2016, so that the Company may evaluate and start further negotiations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date:	December 28, 2015	By:	/s/ Ms. Eva Chen

Eva Chen

Chief Financial Officer